Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

Gold as a source

of collateral

WORLD GOLD COUNCIL

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors.

We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Turkey, Europe and the USA, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

For more information

Please contact Government Affairs:

Ashish Bhatia

ashish.bhatia@gold.org

+1 212 317 3850

Natalie Dempster

Director, Government Affairs natalie.dempster@gold.org

+44 20 7826 4707

Contents

Introduction 01

How gold measures up as collateral 05

A case study: ICE Clear Europe 08

Gold as a source of collateral

Introduction

The 2007-2009 financial crisis highlighted inadequacies in counterparty risk management in the global over-the-counter (OTC) market. G20 leaders have committed to address this by implementing regulatory reforms that will augment the use of central counterparty (CCP) clearing. This will in turn increase demand for the collateral assets that need to be posted with CCPs.

In order to give clearing members as much flexibility as possible, CCPs have begun searching for appropriate new sources of collateral. This has become a particular focus as the credit quality of many traditional collateral assets, such as European government bonds, has deteriorated sharply as a result of the ongoing sovereign debt crisis.

Gold is emerging as a solution. Its lack of credit risk and countercyclical behaviour make it an ideal source of collateral for CCPs, while their members benefit from being able to use their gold holdings more efficiently.

This report investigates this nascent use for gold and examines the unique characteristics of gold which make it an ideal form of collateral.

In addition, Paul Swann, President of ICE Clear Europe, one of Europe’s largest derivatives clearing houses, talks about ICE’s decision to start accepting gold as collateral in late 2010 and the benefits that gold can bring to a CCP.

01

Major clearing houses start to accept gold as collateral

ICE Clear Europe became the first clearing house in Europe to accept gold as collateral on all its energy and credit default swap transactions in November 2010. ICE set a collateral limit of the lower of US$250 million or 30% of the total initial margin requirement and applied a haircut of 12%. This is consistent with gold’s long run volatility performance. ICE applies the same haircut to 10-year French and German government bonds. Longer-dated bonds from both countries have a higher haircut than gold. London-based LCH Clearnet, a leading independent clearing house group, said that it too plans to start accepting gold as collateral in 2011, subject to regulatory approval.

Across the Atlantic, US-based CME Group, the world’s largest derivatives exchange, also accepts gold as part of its standard acceptable collateral on all derivative trades. CME member firms can provide a maximum of US$200 million of their collateral in gold. CME Clearing applies a 15% haircut to gold, higher than the haircut on the selected foreign government bonds it accepts (those of Canada, France, Germany, Sweden and the UK), yet lower than some foreign currencies, and half the 30% haircut applied to selected S&P500 stocks.

JP Morgan & Co. also recently announced that it will accept physical gold as collateral against securities lending and repurchase obligations.

Using gold more efficiently

A desire to help clearing members use their gold more efficiently was the primary motivation behind the change in collateral rules, according to both ICE and LCH Clearnet.

This is not surprising given the rapid growth witnessed in gold investment in recent years. This has been fuelled, amongst other factors, by inflation fears and the increasing frequency of “fat tail” events in global financial markets, which have increased demand for gold as a store of value and risk management tool. Investment demand for gold has more than doubled in the past five years alone, from 620 tonnes in 2005 to 1,672.3 tonnes in 2010.

A common criticism of gold is that it offers no yield – or even a negative yield if the investor needs to pay vaulting fees. This is, in fact, not true for all gold holders, as those with access to the interbank (bullion) market can often lease the unallocated gold positions for a small positive return. Still, for many private investors and fund managers this option may not be available.

The ability to use gold as collateral for other trading transactions helps to create an “implicit yield” on existing gold holdings. Take, for example, a fund manager with an existing long-term gold position of US$100 million. The fund manager now wants to engage in new trading activities on ICE and his initial collateral requirement is, say $100 million. If the fund manager raises the cash at the market rate of 100 basis points (Libor + credit spread), it will cost him $1 million annually to fund this position.

Chart 1: ICE Clear Europe – haircuts applied to selected collateral assets

% 16 14 12 10 8 6 4 2 0 CAD 2021	OATs 2020	Bunds 2020	UST 2021	Gold	OATs 2022	Bunds 2024

Note: CAD – Canadian government bonds. OATs – French government bonds. Bunds – German government bonds. UST – US bonds.

Source: ICE Clear Europe

Gold as a source of collateral

Chart 2: CME Group – haircuts applied to selected collateral assets

% 35 30 25 20 15 10 5 0	Foreign sovereign cash	Mexican peso	Turkish lira	Gold	Foreign debt (5- 10 years)	Foreign debt (>30 years)	Foreign debt (10- 30 years)	Selected S&P500 stocks

Note: Foreign sovereign cash – Australian dollar, British pound, Canadian dollar, Euro, Japanese yen, New Zealand dollar, Norwegian krone, Swedish krone, Swiss franc. Foreign debt – Canada, France, Germany, Sweden and United Kingdom.

Source: CME Group Inc

Chart 3: Total investment in gold

Tonnes 2,000 1,500 1,000 500 0 -500	2005	2006	2007	2008	2009	2010

Physical bar demand	Official coin	Medals/imitation coin
ETFs and similar products	OTC investment and stock flows

Note: World Gold Council presentation.

Source: GFMS

02_03

Now, as gold has become acknowledged as a collateral type, the fund manager can use gold to meet part of his collateral requirement. In this situation, the fund places the US$100 million gold position as collateral, which after a 12 percent haircut funds all but US$12 million of the gold position. The remaining US$12 million is funded at the same market rate as the prior example of 100 basis points for a cost of US$120,000. This represents an actual cash savings of US$880,000 an implied yield of 0.88 percent on the US$100 million gold position. The implied yield can be written as:

Implied yield = (1-Gh)*R

Where:

Gh – Gold’s haircut

R – Cash borrowing rate

(Note that for simplicity we assume unchanged vaulting costs and no limit on gold being applied for initial margin.)

And with most yield curves signalling sharply higher interest rates in the near future, the savings from using an existing gold position instead of cash as collateral should increase sharply in the coming years. Using gold can also help to expand a company’s balance sheet if gold has a lower haircut than the other assets currently being used as collateral.

What makes effective collateral?

Central Counterparties Clearinghouses (CCPs) are subject to credit and market risk. Credit risk stems from the CCPs role as counterparty to both the buyer and seller. The market risk stems from the CCP’s exposure to the market related fluctuations in assets that are serving as collateral against the buyer and seller’s financial exposure.

Collateral assets should have minimal credit and market risk. They should be easy to value on a continuous basis, allowing CCPs to calculate realistic haircuts. The assets should be easy to trade, ideally supported by committed market markers continuously quoting a two-way price. The market should also be sufficiently deep and liquid – ideally with a diverse demand base – that the asset can be readily sold if needed without resulting in a larger “haircut” than factored into the CCPs risk calculations.

Chart 4: US yield curve – US Treasury actives

% 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0 3-month	6-month	1-year	2-year	3-year	5-year	7-year	10-year	30-year

Source: Bloomberg as at 6 April 2011

Gold as a source of collateral

How gold measures up as collateral

When considering collateral, cash and government bonds may be the first assets that spring to mind, but gold is in many ways the ideal form of collateral for both investors and CCPs.

No credit risk

There is no credit risk associated with gold after it has been settled. By contrast, credit risks on other collateral assets have grown discernibly recently. The last several years have proved that no assets can be considered “risk free.” The European sovereign debt crisis showed that even the credit quality of government bond markets can deteriorate rapidly as rating agencies continue to downgrade many European bonds. Western government bonds have become much riskier in recent years, as public finances have deteriorated sharply. Declining credit ratings mean some government bonds are no longer acceptable forms of collateral and/or have much higher haircuts than in the past. Even cash cannot be considered to be truly “risk free”, against a backdrop of such aggressive quantitative easing, which could see a steep rise in future inflation.

Transparent pricing

The daily price of gold is arguably one of the most widely-known prices in the world. It is difficult to think of any other asset whose price is just as readily known by low-income households in rural emerging market economies, as in the global technology, public and financial sectors.

The gold market trades on a continuous 24 hours a day basis around the world. The price of gold is “fixed” twice daily in London (the AM and PM fix), ensuring that there is an international benchmark, published price. The London PM fix is widely used as a pricing medium by producers, consumers, investors and central banks.

There are numerous ways to trade gold. Most gold trading takes place in the global OTC market, which has committed market makers that must quote each other a two way price in gold continuously throughout the day. Gold is also traded on various commodity exchanges, stock exchanges and electronic trading platforms around the world. In Asia, retail shops are also an important source of demand and supply for gold investment bars.

Chart 5: Daily trading volumes as a percentage of total outstanding issuance in 2010

% 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0

	Gold*	Bunds	Gilts

*Based on LBMA clearing volumes, multipied by a factor of three, to reflect trader’s minumum estimates of actual daily trading volumes and GFMS estimates of total gold held in private investment and in the official sector.

Source: LBMA, GFMS, World Gold Council, Bund fact sheet, Federal Republic of Germany finance agency, UK DMO

04_05

Deep and liquid market

The gold market is deep and liquid. GFMS precious metals consultancy estimates that, at the end of 2010, total above ground stocks of gold were 166,600 tonnes. Converting at the average 2010 gold price of $1,225.42 gives an estimated value of above ground gold stocks of US$6.5 trillion. Around US$2.4 trillion is thought to be held by private individuals, in the form of coins and bars, and by official institutions. By way of comparison, this would make the gold market larger than each of the Eurobond markets.

We estimate that gold OTC trading settled through London alone is in the region of US$67-220 billion per day.1 This would make the gold market more liquid, on this basis, than either the UK Gilt or German bund market. The International Monetary Fund’s ability to sell 181 tonnes of gold in the OTC market between February 2010 and December 2010 with no market disruption is also a testament to the depth of the gold market. Similarly, the large purchases that have recently been made by central banks.

Increasing interest in the need to manage counterparty risk by those hedging gold exposures led LCH Clearnet to launch its OTC gold clearing service in December 2010, a joint initiative with the London Metal Exchange (LME). The benefits of clearing are provided without impacting the way in which counterparties negotiate and execute their contracts.

Greater diversity than pure financial assets

Where the gold market differs substantially from bond markets and other financial instruments is in its diversity. Unlike financial assets, the gold market is not solely dependent on investment as a source of demand. Over the past five years, 58% of demand came from the jewellery sector, 30% from investment and 12% from technology. Gold has a diverse range of buyers, ranging from Indian jewellery manufacturers, to electronics producers in Asia, to worldwide dentistry and medicine, to pension and endowment funds and central banks.

Gold can bring additional benefits to CCPs

Having a proportion of collateral in gold can bring additional benefits to CCPs in times of acute financial market strains. The 2007-2009 financial crisis demonstrated that even the liquidity of assets thought to be supremely liquid, such as Western government agency bonds and money market funds, can dry up. Gold, on the other hand, is a counter cyclical asset often enjoying flight-to-quality inflows during times of market duress.

Between the beginning of the financial crisis in the summer of 2007 and May 2011, the gold price has rallied from US$650/oz to US$1450/oz. Inter alia, this reflects gold’s lack of credit risk, diverse consumer base and store of value tendencies. Gold often benefits from the policies put in place to remedy financial crisis, such as expansionary fiscal policies or quantitative easing, both of which can be inflationary hence undermining fiat currencies. Thus, in the event of a financial crisis, when CCPs face the highest credit and market risks, there is a good chance that gold will be performing at its best.

1 Based on LBMA clearing volumes, however, as many trades are netted out, this is multiplied by a factor of 3 and 10, to reflect traders’ minimum and maximum estimates of actual dealing turnover.

Gold as a source of collateral

Chart 6: Outstanding issuance – selected government debt markets and gold

US$ bn 2,500 2,000 1,500 1,000 500 0	New Zealand	Norway	Hong Kong	Switzerland	Finland	Singapore	Denmark	Ireland	Australia	Sweden	Portugal	Austria	Netherlands	Belgium	Greece	Canada	Spain	United Kingdom	France	Germany	Italy	Gold

Note: Bond data are based on mid-year outstanding issuance figures as reported in the BIS quarterly review. Gold is combined private investment and official sector gold holdings converted at the 2010 average gold price.

Source: BIS, GFMS, World Gold Council

Chart 7: Gold price (US$/oz) London PM fix

US$/oz 1,600 1,400 1,200 1,000 800 600 400 200 0 2004	2005	2006	2007	2008	2009	2010	2011

Source: Bloomberg

06_07

A case study:

ICE Clear Europe

Paul Swann, President and Chief Operating Officer

ICE Clear Europe talks about the clearing house’s decision to accept gold as collateral.

ICE Clear Europe clears energy futures and energy OTC products, as well as European credit default swaps (CDS). In 2010, ICE Clear Europe cleared 435 million futures and options on futures transactions and 622 million OTC transactions. ICE Clear Europe also cleared 366 thousand CDS with a gross notional value of €3.5 trillion, resulting in year-end open interest of €475 billion. Based in London, ICE Clear Europe is a UK Recognised Clearing House and is regulated by the FSA. ICE Clear Europe has received US DCO registration from the CFTC.

How does ICE make decisions on eligible collateral?

Swann: “When ICE is examining which asset it should accept as collateral, it has three primary considerations. First, are liquidity and the ability to realise value, particularly in times of stress. Second, is member demand and there being a need to take that collateral and clearing members wanting to put that collateral with us. The third is that the valuation will hold up effectively in times of stress.

One of the reasons we particularly like gold is because it is counter cyclical. Typically, in times of stress, demand for gold is high. If you look over the long-term history, gold performs very well in the periods when clearing houses are most concerned: and that is during periods of stress. The fact that gold demand might fall off in times of less stress does not worry us because of the way that we value collateral on a daily basis.”

What motivated you to start accepting gold as collateral?

Swann: “Around the 2007 financial crisis, the G20 said that they wanted to try to de-risk financial markets by putting more products into clearing houses. That will increase the demand for collateral to securitise the risks in clearing houses. In order to give our members greater flexibility, we wanted to provide as many asset classes as we could in terms of what they could lodge and pledge with us to meet their margin liabilities. The move to accept gold as collateral has been demand led.”

What haircut did you apply to gold and why?

Swann: “Let me start by explaining what a haircut is: it’s a discount to a product’s market value to allow for the fact that we only value collateral on a daily basis. Therefore, between the point when we last revalue an asset and the point at which we might need to liquidate it, the value may change. Obviously if there is a decrease in value we need to protect ourselves against that decline.

The haircut is determined using something called a Value-at-Risk (VAR) model, which looks at the long-term structural value change in gold on a one-day basis. By doing that modeling we came up with a discount for gold of 12 percent. The range of discounts we provide on collateral is between 3 percent on some of the short-dated government bonds through to about 20 percent for some of the long-dated bonds. There are some outliers, but as a general rule that’s the range that we would apply in haircuts. Interestingly, the gold haircut that we determine through our VAR model is the long-term volatility of gold.”

How is the gold transferred from the clearing member to ICE?

Swann: “We receive our gold electronically. We hold it in a custodian bank and take transfers of one troy ounce of gold at a time. We initially take them in as unallocated deposits in our depository and then move them into allocated deposits when we’ve got complete bars.”

Were there any regulatory hurdles?

Swann: “There’s a whole regulatory debate going on around what central counterparties should and shouldn’t accept as collateral with the primary driver being security. So regulators want central counterparties to hold collateral which is easily liquidifiable and will hold its value in times of stress. So that’s sort of the macro picture. We weren’t really driven by regulators to improve our services, we’ve always been leading-edge in terms of wanting to provide the broadest range of services to our customers and we have seen gold as being a good asset class for some time. So we wanted to put that service out there and make it available early so that as demand for collateral increases our customers have greater flexibility in what they can use with us. We clearly had to explain to our regulator why we believed gold to be a good asset class and why we should add it to the collateral that we otherwise provide. It was a leading-edge proposition. There is no other clearing house across Europe that accepts gold as margin collateral, so we certainly had to go through a process with our regulator of explaining to them what we were proposing to do and how we were going to go about valuing the gold and discounting the gold. But beyond that our regulator was very supportive of what we were doing.”

Do you think we are likely to see more CCPs accepting gold as collateral?

Swann: “I think there are a couple of factors that will determine whether or not that is the case. One is that there is this regulatory debate going on around what eligible collateral clearing houses should be allowed to accept and clearly if that doesn’t include physical assets such as gold then clearing houses won’t accept it. My own clearing house would have to revise its policy in relation to accepting gold, although that’s not the outcome that we would hope for. Rather, we would hope that when we go through this regulatory debate, assets such as gold will be included and we will see further adoptance of gold as an asset class going forward.”

What general trends can we expect to see in CCPs over the next few years?

Swann: “The G20 met during the crisis and determined that in order to reduce systemic risk in financial markets, more products should be cleared, particularly OTC derivatives. As a consequence, we are going to see a lot more products which historically were traded bilaterally in the OTC markets brought in to the clearing environment. Therefore I think we will see a significant growth in new products that are cleared by clearing houses, such as ICE Clear Europe, but also we’re seeing significant growth in existing products, as products which are similar to cleared products are ceasing to be traded as bilateral contracts.”

Gold as a source of collateral

Disclaimers

This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2011. All rights reserved. This report is the property of the World Gold Council and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. The World Gold Council does not undertake to update or advise of changes to the information in this report. Expressions of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. The World Gold Council makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will the World Gold Council or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.

No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of the World Gold Council. To request such authorisation, contact research@gold.org. In no event may World Gold Council trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

The printer is accredited to

ISO14001 environmental standard.

G006201105

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom

T +44 20 7826 4700

F +44 20 7826 4799

W www.gold.org

Published: May 2011

First issued: May 25, 2011. This Free Writing Prospectus is being filed in reliance on Rule 164(b).

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.